CONFIDENTIAL TREATMENT HAS BEEN
REQUESTED BY VITRO, S.A. DE C.V., PURSUANT TO 17 CFR 200.83
THIS LETTER OMITS CONFIDENTIAL INFORMATION, DENOTED BY ASTERISKS IN THE
UNREDACTED VERSION DELIVERED TO THE DIVISION OF CORPORATION FINANCE

March 10, 2006

Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re: Vitro, S.A. de C.V.
Form 20-F/A for the Fiscal Year Ended December 31, 2004
Filed July 7, 2005; Form 6-K filed October 26, 2005; File No. 1-10905

Dear Ms. Shah:

On behalf of Vitro, S.A. de C.V. ("Vitro" or the "Company"), set forth below are responses to the comment letter dated March 3, 2006 (the "Comment Letter") from the staff of the Securities and Exchange Commission (the "SEC" or the "Commission"), related to Vitro's Form 20-F/A for the fiscal year ended December 31, 2004 (the "Form 20-F"). This letter is also being filed on EDGAR. Additionally, five copies of this letter are being delivered to you.

All references in Vitro's response to pages and captioned sections are to the Form 20-F. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form 20-F. References to "we", "us" or "our" in the responses set forth below refer in each case to Vitro.

References in this response letter to "pesos" or "Ps." are to the lawful currency of the United Mexican States (Mexico). References to "U.S. dollars," "dollars" or "$" are to dollars of the United States of America. As of December 31, 2004, the exchange rate used in preparing our consolidated financial statements was 11.1495 pesos per U.S. dollar.

For convenience, we have included the SEC staff's comments in italics below followed by Vitro's response. Vitro believes that it has replied to the SEC staff's comments in the Comment Letter in full.

In accordance with what we understand to be the Staff's policy with respect to requests for confidential treatment of responses to Staff comment letters, we are submitting on behalf of the Company two separate response letters to the Comment Letter. The letter submitted electronically by EDGAR responding to the comments of the Staff on the above-referenced Form 20-F/A for the fiscal year ended December 31, 2004, contains confidential information of the Company, which has been redacted and are indicated by asterisks. A complete letter responding to all of the comments of the SEC's staff on the above-referenced Form 20-F/A for the fiscal year ended December 31, 2004, containing both confidential and non-confidential information, is submitted by hand to the Staff on a confidential basis.

The Company respectfully requests that you contact the undersigned at Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, N.Y. 10005-1413, telephone (212) 530-5530, or by facsimile at (212) 822-5530, or by e-mail at hkelberg@milbank.com if any person makes a request to the Commission or any other government agency, office or body or the United States Congress for disclosure of the information for which confidential treatment is requested. The Company further requests that it be furnished promptly with all written materials pertaining to such request (including the request and any determination with respect thereto) and that it be given sufficient notice of any intended release so that it may pursue any available remedies to oppose such disclosure.

As the Company is scheduled to send its shareholders notice of its annual meeting on March 17, 2006 and plans on filing its Mexican GAAP financial statements on April 3, 2006, we respectfully request to schedule a teleconference with the SEC’s Staff as soon as practicable to confirm there are no remaining issues or to resolve any remaining issues expeditiously.

Form 20-F for the Fiscal Year Ended December 31, 2004

General

1. We note that counsel has provided a written response that states the company acknowledges the following three bullet points. However, the company needs to provide us with the acknowledgement in writing. Therefore, please have the company provide, in writing, a statement acknowledging that:

• the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

In response to the SEC staff's comment, the Company is providing to the SEC in writing in a separate letter, a statement acknowledging that:

• the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. Basis of presentation and principles of consolidation, page F-9

b) Consolidated subsidiaries

2. We note your response to comment 5 in our letter dated January 25, 2006. It remains unclear to us how you determined that you have control of Comegua in accordance with Bulletin B-8 under Mexican GAAP. Please provide further information as to how you determined that you manage the operating and financial policies of Comegua (element 2 from your response) or control the entity in charge of managing the operating and financial policies of Comegua (element 3 from your response).

Specifically, please clarify the following:

• You state that you believe you have the sole ability to nominate the CEO. You further state that the minority interests can veto your CEO nomination only with justifiable cause. Please explain, in detail, the specific circumstances under which the minority interests can block your CEO nomination. Please also describe what occurs following a veto of your CEO nomination by the minority interests up until a CEO is ultimately appointed. Additionally, please tell us what occurs if a CEO is not appointed (i.e. if the minority interests veto each of your nominations).

• You state that you hold the sole right to remove the CEO. Specifically, you state that in 1995, "Comegua's by-laws [were] reformed to limit the duties and powers of the Board of Directors, specifically, from removing the CEO and thereby implicitly granting that power to (you)..." Please explain, in detail, the specific powers held by the Board of Directors as a whole, and the circumstances under which they may be exercised, subsequent to the amendment of the by-laws in 1995 to limit these powers, to remove the CEO. (In other words, we note that the amendment limited the Board of Directors powers to remove the CEO, but presumably did not eliminate those powers completely.) Please also tell us (1) the minority interests' and (2) year specific rights to remove the CEO and the circumstances under which those rights may he exercised.

• You state, in your response letter dated November 30, 2005 that the Board of Directors is responsible for approving Comegua's operating plans (budgets). Given that you do not control the Board of Directors and that operating plans (budgets) appear to be essential to the ability to manage the operating and financial policies of a company, please explain, in detail, how you determined that you meet elements 2 and 3 above, in concluding that you control Comegua, despite the Board of Directors rights to approve Comegua's operating plans (budgets).

• Please tell us the responsibilities and any other veto or approval rights of the Board of Directors. In particular, please tell us the nature of any other CEO decisions that require approval by the Board of Directors.

If, after further review, you determine that Comegua should not be consolidated in accordance with Mexican GAAP please restate your Mexican GAAP financial statements in your amended Form 20-F for the fiscal year ended December 31, 2004.

Response:

As we illustrate below, the consolidation criteria under Mexican GAAP focus on the ability to govern the operating and financial policies of an entity. In response to the SEC staff's comment, we have provided further information and analysis to support the conclusion that we govern the operating and financial policies of Comegua and have the exclusive right to appoint and remove the Chief Executive Officer (CEO) who is charge of governing the operating and financial policies of Comegua, as contemplated by accounting principles generally accepted in Mexico. Specifically, we would like to clarify the following:

• Appointment of CEO. Comegua's by-laws explicitly state that the Board of Directors must designate the CEO proposed by Vitro. The designation of the CEO by the Board of Directors is a perfunctory process, which is highlighted by the fact that the by-laws do not establish the specific circumstances to veto Vitro's proposal. We obtained a legal opinion from independent legal counsel in Panama (where Comegua is incorporated), which states that because the right to propose the CEO was granted to Vitro by unanimous consent of all the shareholders, it is a right that cannot be stripped away, as to strip this right away would violate Vitro's previously acquired shareholder rights and would also directly contradict Comegua's current by-laws. Additionally, the legal opinion states that all Board resolutions, including a potential disapproval of Vitro's proposed CEO, could only be made in the best interest of Comegua, which would prevent unjustified or inappropriate actions on behalf of the Board of Directors. In the unlikely case that the Board members are able to exercise their veto right with justifiable cause, Vitro is entitled to propose another CEO for designation. In practice, Vitro would propose additional candidates until one would ultimately be designated by the Board. As an individual selected by Vitro will ultimately be designated, we believe that for Mexican GAAP purposes we effectively have the power to name (nominate) the individual who effectively governs the operating and financial policies of Comegua (element #2 in paragraph 3 b) of Bulletin B-8).

• Vitro's sole right to propose and remove the CEO under the by-laws. Under Comegua's previous by-laws, effective until 1995, the Board of Directors were entitled to appoint one or more executives and managers, to assign their duties, set their compensation and to remove or transfer them. As a result of the amendment to Comegua's by-laws in 1995, this clause was modified to require the Board of Directors to designate the CEO proposed by Vitro (as holder of class AA shares), which as mentioned above is a perfunctory process. The 1995 amended by-laws expressly grant Vitro the power to propose the CEO and explicitly state that the Board does not have the power to propose the CEO. To clarify, the amendment completely eliminated the powers of the Board of Directors to remove the CEO. When read and understood in the context of the by-laws (as well as taking into account the intention of all three shareholders when the by-laws were amended), it is clear that Vitro as the holders of the class AA shares has been granted the power to remove the CEO and to appoint his/her duties and compensation. The power to remove the CEO, who ultimately governs the operating and financial policies of Comegua, demonstrates that we can consolidate this entity for Mexican GAAP purposes as defined by bullet point #3 in paragraph 3 b) of Bulletin B-8.

• CEO retains control over operating decisions and financial policies. As mentioned in our previous response dated November 30, 2005, the Board of Directors is responsible for authorizing the annual and semi-annual operating plans. However, we consider that based on the expansive duties and powers of the CEO, the approval of the operating plans by the Board is only one element for managing the operations and financial policies of Comegua. In contrast, the CEO has been given a wide range of flexibility and expansive control over the full range of Comegua's operating decisions and financial policies. The approval of an operating budget does not imply control over the operating and financial policies of an entity for Mexican GAAP purposes. The duties of the CEO granted by Comegua's by-laws state that, "The management of facilities and the operation of the Company will be entrusted to the CEO; for that matter, the CEO will have full authority to decide and execute all activities regarding the administration and operation of the Company including the following duties: Supervision and execution of the general operational functions of the Company and the assurance that the principal functions are properly coordinated. This activity will include: (i) organizational responsibilities as well as the selection and training of employees, (ii) designing and implementing the strategic and operating plans, (iii) establishing production programs and sequencing, (iv) expanding and allocating the capital investments pursuant to the annual plan following its approval by the board of directors, (v) hiring and training of employees and their promotions to administrative positions, (vi) definition of the commercial policy, as well as implementation and compliance with pricing policies and decisions regarding glass container sales, (vii) definition of the financial policy for the current and upcoming fiscal years and (viii) administering the treasury function."

• Vitro's control of Comegua as defined by Mexican GAAP. In conformity with Bulletin B-8, paragraph 3 b), control under Mexican GAAP is considered to be the power to govern the operational and financial policies of a company to ultimately receive a benefit from its activities. An equity ownership of less than 50% represents control when any one of the four control elements is present including... (ii) control derived from by-laws or agreements to govern the operating and financial policies of the company and (iii) control to name or remove the majority of the Board of Directors or the entity in charge of governing the operating and financial policies. Given the specific facts and circumstances of this issue, we can effectively consolidate Comegua for Mexican GAAP purposes as we control the CEO who has the specific powers as defined in Comegua's by-laws to effectively govern the operational and financial policies and we have the power to designate and remove the CEO from his/her position. The duties and powers of Comegua's CEO include, among others: conducting the ordinary and usual business affairs; designing and implementing the strategic and operating plans; expanding and allocating the capital investments pursuant to the annual plan following its approval by the board of directors; establishing operating and financial policies; administering the treasury function; selecting, training and setting the compensation of employees, accountants, legal advisors and other persons necessary to carry out the business and operations of Comegua. As discussed above, we believe that we completely meet the consolidation requirements prescribed by Mexican GAAP, such that we control the CEO who has the power to govern the operational and financial policies of Comegua as discussed above previously in items (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii).

Pursuant to Comegua's Articles of Incorporation, the Board of Directors has the following duties:

o Supervise the administration and review the CEO's reports.

o Designate the CEO proposed solely by the class AA shareholders.

o Solely for extraordinary transactions involving amounts exceeding 20% of the Comegua stockholders' equity, approve the purchase, sale or mortgage of assets, issuance of guarantees, authorization of collateralized and uncollateralized loans, as well as the authorization of banking and commercial transactions and donations.

o Organize general meetings, provide annual reports to be presented in the Shareholders' meetings, and to propose dividends.

o Execute all the duties that are not specifically reserved to be addressed at the ordinary and extraordinary general meetings.

o Authorize annual and semi-annual operations plans.

According to the powers delegated to the CEO by Comegua's Articles of Incorporation, the decisions in which the CEO requires Board approval are:

o Expansion and allocation of capital investments other than those approved by the Board of Directors.

o Establishing employee compensation, based on the general policies approved by the Board of Directors in the annual plan.

o Acquiring and contracting for goods and/or services that exceed 20% of Stockholder's equity.

o Entering into loan agreements that exceed 20% of Stockholder's equity.

o The transfer, sale and payment of securities that exceed 20% of Stockholder's equity.

After carefully reevaluating the guidance within Mexican GAAP and the specific facts and circumstances surrounding this transaction, based on: (a) our sole right to propose the CEO for designation by the Board; (b) our sole right to remove the CEO; (c) our control over the CEO whose function is to govern the operating decisions and financial policies; and (d) the grant of only conventional minority rights to our strategic partners, generally relating to extraordinary transactions, we continue to conclude that we control Comegua as defined by Bulletin B-8 and, therefore, have determined that Comegua should be consolidated in accordance with Mexican GAAP. The Company's independent auditors have reviewed the Company's analysis and conclusion set forth above and agree with this accounting treatment.

15. Other expenses net, page F-27

3. We note your response to comment 7 in our letter dated January 25, 2006. It remains unclear to us how you misapplied SFAS 112 such that you have determined to restate liabilities and retained earnings under US GAAP by Ps. 150 million in 2004. Please clarify. If this adjustment represents the cumulative effect of a correction of an error, please provide us with your SAB 99 analysis for each period presented, supporting what appears to be your view that the effect of pushing this Ps. 150 million back to prior periods is immaterial.

Response:

We would like to clarify to the SEC staff that the adjustment related to the misapplication of SFAS 112 represented the cumulative effect of a correction of an error as of the earliest period presented (a liability should have been recorded since the effective date of SFAS 112). Therefore in our restated Form 20-F we will correct this matter for all periods presented for US GAAP purposes.

4. We further note in your letter dated February 17, 2006 that the expense you recognized for each of the three periods presented is less than the amount that should have been recognized in accordance with SFAS 112 by Ps. 10-12 million. The amount of the error presented in your SAB 99 analysis for this item is quantitatively material to 2004 loss before income taxes, minority interest and share in earnings. Accordingly, in your amended filing, please restate your statement of operations for this issue for each period presented

Response:

We would like to clarify to the SEC staff, as stated in our previous response letter dated February 17, 2006, "The amount of severance indemnity expense that should have been recorded for US GAAP purposes in accordance with SFAS 112 (versus the amount paid) was less than the amount of expenses actually recognized for each of the three years presented, by approximately Ps. 10-12 million" and not more as noted above. However, in light of the SEC staff's comment we will restate our statement of operations for this issue for each period presented for US GAAP purposes.

5. We note your response to comment 7 and 11 in our letter dated January 25, 2006. Specifically, we note that you have included an adjustment to your US GAAP balance sheet to eliminate the impairment charge recognized from your misapplication of SFAS 144. Furthermore, we note that the impairment charge is eight percent of your 2004 US GAAP loss before income taxes, minority interest and share in earnings, which is material. As such, please tell us if you would have recognized the Ps. 11 million of impairment charge in 2004 had you properly applied SFAS 144 by initially calculating the undiscounted cash flows associated with the long-lived asset If the undiscounted cash flows exceeded the carrying value of the long-lived asset, please restate your financial statements to correct your misapplication of SFAS 144 in fiscal year 2004.

Response:

In response to the SEC staff's comment, we would like to clarify that we would not have recognized the Ps. 11 million of impairment charge in 2004 had we properly applied SFAS 144 by initially calculating the undiscounted cash flows associated with the long-lived asset. As the undiscounted cash flows exceeded the carrying value of the long-lived asset, we will restate our US GAAP financial statements to correct our misapplication of SFAS 144 in fiscal year 2004.

l7. Income tax asset tax and workers' profit sharing page F-27

6. We note your response to comment 12 in our letter dated January 25, 2006. Please clarify the following:

• Your consideration of whether the taxable income generated by each of your tax-planning strategies is of the appropriate character and in the appropriate jurisdiction to support realization of your tax loss and asset tax carryforwards.

• Regarding tax planning strategy (5), please confirm that there are no statutory requirements to fund the deductible account which would reduce your ability to fund the non-deductible account

• Regarding tax planning strategy (8), please tell us how this strategy is feasible. It would appear that execution of this strategy would interfere with your ability to operate. Please also tell us how you have determined this strategy to be cost- effective.

• Regarding tax planning strategy (9), please clarify why the Ps. 431 million differs from a contingent gain, the asset for which would only be recognized when realized.

• Please confirm that you have not recognized deferred tax assets associated with your capital loss carryforwards.

Response:

In response to the SEC staff's comments, we would like to clarify the following:

• Our foreign subsidiaries do not have material tax loss or asset tax carryforwards. The entire amount of our tax loss or asset tax carryforwards are related to our Mexican subsidiaries. The tax planning strategies mentioned in our response to comment #12 of the SEC staff's comment letter dated January 25, 2006 are allowed by the current Mexican Tax Law and are planned to be executed exclusively by our Mexican subsidiaries.

• We confirm to the SEC staff that there are no statutory requirements to fund the pension plans that the Company has entered into voluntarily. This applies to either the deductible account or the non-deductible account.

• *

• To clarify the SEC staff's comment, we do not consider the Ps. 431 million to be a contingent gain because: (1) A significant portion of this asset tax can be recovered by generating taxable income in the future as demonstrated in our previous response letter dated February 17, 2006 and (2) of the remaining approximate Ps. 200 million, the Company believes that this amount does not meet the definition of a contingent gain. The asset the Company recorded relates to asset taxes paid in 1994 such that Vitro recorded the following journal entry:

Dr. Recoverable asset tax	Ps. 200 million
Cr. Cash	Ps. 200 million

As demonstrated above, this journal entry never impacted the income statement and is therefore not representative of a contingent gain. It is representative of a recoverable alternative minimum tax. As the Company had a previous history of recovering all amounts submitted through settlements filed with the Mexican Tax Authorities (as of December 31, 2004 no settlements have been denied) and all other companies in Mexico had also been recovering 100% of the amounts submitted related to this matter, no valuation allowance was recorded as the Company determined that the probability of recovering this asset was highly probable as of December 31, 2004.

• We confirm to the SEC staff that we have not recognized deferred tax assets associated with our capital loss carryforwards.

7. In future filings, please revise your critical accounting estimates section within Item 5. Operating and Financial Review and Prospects to include income taxes as a critical estimate given that the realization of your deferred tax assets is a material uncertainty. In your disclosure please include the following, in addition to any other information necessary for an investor to understand the variability of your estimate:

• Quantify the amount of taxable income you must generate to fully realize your deferred tax assets.

• Quantify the amount of the shortfall from the reversal of your taxable temporary differences in fiscal years 2007 and 2008. as noted in your response dated November 30, 2005, that could lead to the expiration of your tax loss carryforwards and asset tax credits, or a write off of your other deferred tax assets, absent future taxable income and the implementation of certain tax-planning strategies.

• Disclose why you believe you will generate sufficient taxable income, as noted from your response dated November 30, 2005.

• Disclose that you have prudent and feasible tax-planning strategies that would prevent the tax loss carryforwards and asset tax credit carryforwards from expiring, including the nature of these tax-planning strategies.

Please provide us with the disclosure that you intend to include in your future filings. Refer to SEC Interpretive Release No. 33-8350, SEC Other Release No- 33-8040 and SEC Proposed Release No. 33-8098 for additional guidance.

Response:

In response to the SEC staff's comment we will revise our critical accounting estimates section within Item 5 to include income taxes as a critical accounting estimate. Below is the disclosure we intend to include in future filings:

"In assessing the realizability of deferred tax assets, management considers whether it is highly probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets recorded as of the most recent balance sheet presented, the Company will need to generate future taxable income of approximately $X,XXX prior to the expiration of the net operating loss carryforwards in 20XX. Taxable income for the years ended December 31, 20XX and 20XX was Ps. X,XXX and Ps. X,XXX, respectively.

A significant percentage of the Company's taxable temporary differences expire in fiscal year 20XX. The amount of the shortfall from the reversal of taxable temporary differences in 20XX that could lead to the expiration of tax loss carryforwards and asset tax credits or the write-off of deferred tax assets, absent future taxable income and the implementation of certain tax-planning strategies is Ps. X,XXX.

We believe we will generate sufficient taxable income in future years that will allow us to utilize our tax loss carryforwards. Our operating plans and future projections support this position. Despite a cumulative loss for the three-year period ended December 31, 20XX, we estimate that we will be able to generate taxable income in the future based on reasonable economic assumptions, such as the significant reduction in the devaluation of the Mexican peso against the U.S. dollar, in recent years. The Mexican peso devaluation has continued to decrease significantly over the previous three year period, which supports our position that our ability to generate future profits will not be adversely impacted by this economic effect to the same extent as in previous years. However, although the exchange rate has been stable in recent years, there is still a risk of devaluation in Mexico.

The Company has tax-planning strategies, which management believes are prudent and feasible and if required would be implemented to prevent the tax loss carryforwards and asset tax credit carryforwards from expiring. Such tax planning strategies allow us to generate taxable income in the future in order to utilize our tax loss carryforwards and asset tax credit carryforwards. The nature of these tax-planning strategies includes: gain on sale of assets (corporate office building and the surrounding undeveloped land), gain on sale of subsidiaries and contributions to our non-deductible pension account, among others.

Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible and the implementation of tax-planning strategies if necessary, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 20XX. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced."

18. Business dispositions. page F-29

8. We note your response to bullets 2, 4 and 5 of comment 15 in our letter dated January 25, 2006. Specifically, we note your reliance on paragraph 106 of Bulletin C-I5 for not including the gains/(loss) on sale of Vitro OCF, Ampolletas and Bosco in your analyses of materiality for each. We also note your position that the gains/(loss) on sale of Vitro OCF, Ampolletas and Bosco are not to be included in the materiality analyses, as paragraph 106 does not explicitly state that the gain/(loss) on sale is to be included in a materiality analysis. It is unclear to us how you arrived at this conclusion. As noted from your response letter dated February 17, 2006, paragraph 105 of Bulletin C-15 states that you are to include all of the qualitative and quantitative circumstances surrounding the activity without explicitly referencing any specific aspect of the activity. Since the gains/(loss) on sale of Vitro OCF, Ampolletas and Bosco) directly relate to the sale of these entities, it would appear necessary to include the gains/(loss) on sale in your materiality analyses for discontinued operations presentation. As such, please provide us with authoritative literature supporting your position to not include the gains/(loss) on sale of Vitro OCF, Ampolletas and Bosco in the materiality analyses.

In addition, please provide us with your comprehensive quantitative and qualitative materiality analysis supporting your position that these three operations are not material individually and in the aggregate to each period presented. We note the information you have provided regarding the sales and assets of these three options. However, please provide us with a materiality analysis that includes your consideration of the impact of these operations on your consolidated liabilities, operating income and pre-tax income / (loss), as well as your consideration of the impact of these operations on their respective segments sales, operating income, pretax income / loss, assets and liabilities. Please provide us with both peso amounts and percentages in your analysis.

Response:

As requested by the SEC staff, we are providing further clarification and additional authoritative accounting literature supporting our position to not include the gains/(loss) on sale of Vitro OCF, Ampolletas and Bosco or to aggregate these non-significant activities in the materiality analyses when presenting our Mexican GAAP financial information.

• The guidance in Bulletin C-15 paragraph 105 clearly establishes the following, "The discontinuance of an operation is the process (decision, development and finalization) of definitive interruption of a significant activity of the entity (for example: to stop fabricating a product or rendering a service, the disposition of segments, branches, subsidiaries or business units, etc.) that leads to the sale, exchange or return to shareholders of long term assets originally destined for use, in addition to other assets and liabilities related to the operation."

The Company believes that Mexican GAAP specifically included the concept and definition of a significant activity within Bulletin C-15 to limit the presentation of a discontinued operation to those activities which are significant to the entity. The activities specifically relate to the operations of the entity being evaluated and do not include the gain on sale for non-significant activities, which for Mexican GAAP purposes as required by Bulletin A-7 is presented within Other income as it is considered to be a non-recurring activity (no comparability issue exists in the years presented as this item is clearly segregated from the operations of the rest of the business). Although the gains/(loss) on sale of Vitro OCF, Ampolletas and Bosco relate to the sale of these entities, we believe that Mexican GAAP prohibits us from including the gains/(loss) on sale in our materiality analyses for discontinued operations presentation as the gain/(loss) is not related to the activities of the operation being discontinued as discussed in paragraph 105.

To further support our position, Mexican Bulletin B-5 paragraph 22 further clarifies the definition of quantitative characteristics as follows:

"Quantitative Criteria

An economic entity must disclose information related to an operating segment if it meets any of the following criteria:

a) The segment revenues, including sales to third parties and intercompany transfers, represent 10% or more of total reportable segments.

b) The absolute amount of operating income/(loss) represents 10% or more, resulting from the greater of:

I. The combined operating income from all the segments that did not report a loss from operations, or

II. The combined operating loss from all the segments that reported operating losses. Consider based on these same precepts the absolute value of operating income or loss, if it is more applicable.

c) The segment assets represent 10% or more of total assets of total reportable segments."

This definition of quantitative criteria is operationally focused and highlights that revenues, operating income/(loss) and total assets are the key indicators to evaluate when performing a quantitative analysis and does not look to the gain or loss on sale. Therefore, based in part on this accounting guidance, the Company has concluded that the gain/(loss) on sale is not relevant to the quantitative analysis performed by an entity when determining whether an activity is significant to its operations in order for it to be presented as a discontinued operation.

• As requested by the SEC staff we have included the impact of these three operations for all periods presented for US GAAP purposes. However, Mexican GAAP does not require us to aggregate these entities when performing our qualitative and quantitative analysis. As discussed above, Bulletin B-5 requires that the quantitative criteria be applied to each individual operation. In addition, paragraph 105 of Bulletin C-15 specifically states that, "The discontinuance of an operation is the process (decision, development and finalization) of definitive interruption of a significant activity of the entity..."

Mexican GAAP requires us to evaluate each operation and each significant activity separately and therefore we do not believe that it is appropriate to aggregate these operations for Mexican GAAP purposes. As disclosed in the table below, the key quantitative factors which must be evaluated (revenues, operating income and total assets) are less than the percentages required by Bulletin B-5, therefore we do not consider such dispositions as discontinued operations.

(millions of constant pesos as of December 31,2004)
December 31, 2004	Consolidated	Vitro OCF	%	Ampolletas	%	Bosco	%
Sales	26,181	201	0.8%	-	0.0%	422	1.6%
Operating Income (Loss)	1,570	47	3.0%	-	0.0%	(9)	-0.6%
Total Assets	31,927	(0)	0.0%	-	0.0%	342	1.1%

December 31, 2003
Sales	26,238	733	2.8%	-	0.0%	359	1.4%
Operating Income (Loss)	1,960	181	9.2%	-	0.0%	7	0.3%
Total Assets	33,268	1,213	3.6%	-	0.0%	356	1.1%

December 31, 2002
Sales	26,901	669	2.5%	93	0.3%	372	1.4%
Operating Income (Loss)	2,272	157	6.9%	11	0.5%	24	1.0%
Total Assets	34,509	1,139	3.3%	-	0.0%	341	1.0%

As discussed above, the information requested by the SEC staff regarding, "consolidated liabilities, operating income and pre-tax income / (loss), as well as our consideration of the impact of these operations on their respective segments sales, operating income, pretax income / loss, assets and liabilities" is not relevant to the analysis required by Mexican GAAP.

The analysis requested by the SEC was relevant to our decision to restate our consolidated US GAAP financial statements in our amended 2004 Form 20-F in order to present these entities as discontinued operations.

The Company's independent auditors have reviewed the Company's analysis and conclusion set forth above and agree with this accounting treatment.

9. We note in your Form 6-K dated February 24, 2006, that you had signed an agreement with Solutia, Inc. on November 29, 2005, to sell your 51% interest in Quimica M. Please tell us whether you plan to present these operations as a discontinued under US GAAP, and if not, why not. Under Mexican GAAP, if you do not intend to present these operations as discontinued, please address the previous comment, as it relates to Quimica M.

Response:

We sold our 51% interest in Quimica M on March 2, 2006. We plan to present Quimica M as a discontinued operation under US GAAP. We do not plan to present Quimica M as a discontinued operation under Mexican GAAP as it is not considered by us to be a significant operation in any of the periods presented, based on the criteria discussed above regarding our evaluation of the difference between US and Mexican GAAP related to the presentation of discontinued operations.

The following table sets forth the key quantitative factors which must be evaluated according to Bulletin B-5 regarding the disposal of Quimica M:

(millions of constant pesos as of December 31,2005)
December 31, 2004	Consolidated	Quimica M	%
Sales	26,332	567	2.2%
Operating Income (Loss)	1,582	40	2.6%
Total Assets	32,426	452	1.4%

December 31, 2003
Sales	26,370	483	1.8%
Operating Income (Loss)	1,957	31	1.6%
Total Assets	33,765	414	1.2%

December 31, 2002
Sales	27,079	510	1.9%
Operating Income (Loss)	2,264	47	2.1%
Total Assets	35,095	443	1.3%

19) Comparative consolidated financial statements -US. GAAP. page F-46

10. We note your response to bullet 6 of comment 15 and comment 18 in our letter dated January 25, 2006. Specifically, we note that you recognized Ps. 86 million for the gain on sale of shares of an associated company that you accounted for under the cost method. We further note that you intend to reclassify the gains and losses related to the sale of subsidiaries and associated companies to either discontinued operations for Vitro OCF or within operating income for Envases Cuautitlan, which was disposed of in fiscal year 2003. Please tell us your basis under US GAAP for reclassifying the Ps. 86 million gain on sale of shares of this cost-method investment to operating income, given that cost-method investments are scoped out of SFAS 144, which would have otherwise required classification of the gain in operating income.

Response:

We would like to clarify that we misunderstood the SEC staff's previous comment in the Staff's letter dated August 5, 2005, which stated, "Please tell us which line item the gains/(loses) on the sale of long-lived assets not required to be presented as discontinued operations are captured on the consolidated statements of operations prepared in accordance with US GAAP. Refer to paragraph 45 of SFAS 144 for guidance." Therefore, as requested by the SEC staff, we have reevaluated our initial conclusion to reclassify the gain on sale related to our cost method investment into operating income. Based on Regulation S-X Rule 5-03 Income Statements, Item 7 states the following, "Non-operating income. State separately in the income statement or in a note thereto amounts earned from (a) dividends, (b) interest on securities, (c) profits on securities (net of losses), and (d) miscellaneous other income." Based on this guidance we will not reclassify the gain on sale of our cost method investment and we will leave it within Other income for US GAAP purposes.

After you have an opportunity to review the foregoing responses, we would like to schedule a call with representatives of the SEC staff to discuss these comments and respond to any further questions you may have. We will communicate with a member of the SEC staff to attempt to arrange a call.

Very truly yours,

/s/ Howard Kelberg
Howard Kelberg

cc:

Securities and Exchange Commission:
Tracey Houser
Vitro, S.A. de C.V.:
Claudio Del Valle Cabello Alejandro F. Sanchez Mujica
Deloitte:
Ernesto Cruz William Biese
Freedom of Information Act Officer FOIA office, Stop 0-5 Securities and Exchange Commission 6432 General Green Way Alexandria, VA 22312-2413